EXHIBIT 99.2

July 31, 2015

Board of Directors
ASB Bancorp, Inc.
11 Church Street
Asheville, NC 28801

RE:      Maximization of Shareholder Value via Sale of ASB Bancorp, Inc.

Dear Members of the Board of Directors,

Firefly Value Partners, LP (“Firefly”) has been a shareholder of ASB Bancorp, Inc. (the “Company”) since October of 2011. As of today, funds managed by us own 421,770 shares of the Company’s common stock, which comprises 9.6% of the outstanding shares of the Company. Throughout the duration of our investment, we have been patient and supportive of Company management and the Board of Directors (the “Board”). Based on our most recent review of our investment, we have determined to recommend that the Board sell the Company in order to maximize shareholder value for the benefit of all owners of the Company.

In the quarter ending June 30, 2015, the Company had $783 million in assets, earned a return on assets of less than 0.5% and earned a return on equity of less than 4%. The Company’s small size impedes its ability to generate adequate returns. A larger institution (a “Potential Acquirer”) will utilize the Company’s assets to earn returns greater than those the Company can earn on a standalone basis. We request the Board initiate a competitive auction process to identify Potential Acquirers and to sell the bank for a premium that maximizes shareholder value.

We intend to vote our shares in favor of a sale of the Company if a fair offer is received, and we are happy to engage in dialogue with the Board to elaborate upon our recommendation. Thank you for your time and consideration.

Very truly yours,

/s/ Firefly Value Partners, LP
Firefly Value Partners, LP

601 West 26th Street, Suite 1520

New York, New York 10001

P. 212-672-9600